FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                            HSBC SELLS DEWAAY TO KBL

CCF and Kredietbank SA Luxembourgeoise (KBL) have signed an agreement for KBL, a member of the KBC Group, to acquire 100 per cent of the capital of HSBC Dewaay, a wholly-owned subsidiary of the CCF Group. Completion of the deal is subject to receiving the necessary approvals from supervisory and competition authorities in Belgium and Luxembourg.

HSBC Dewaay is a private bank operating in the Belgian and Luxembourg markets, offering personalised financial services to affluent families. At 31 December 2004, HSBC Dewaay had over EUR2.5 billion in assets under management, including nearly 80 per cent under discretionary management, and gross assets of EUR40.7 million.

Notes to editors:

The HSBC Group
1. CCF is a wholly-owned subsidiary of HSBC Holdings plc and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. KBC Group
KBL is a subsidiary of KBC Group NV, one of the leading financial groups in Europe. KBC Group is a multi-channel bancassurance group occupying significant positions in Belgium and Central Europe. Besides focusing on providing retail and private bancassurance services, KBC Group is also active in asset management, the provision of corporate services, market activities and private equity. It has an extensive European private bankers network, grouped under the 'KBL European Private Bankers' concept and present in 10 European countries.

With a market capitalisation of around EUR24 billion, KBC Group NV is listed on Euronext Brussels and the Bourse de Luxembourg. It employs 51,000 staff and caters for 11 million customers.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  12 July 2005